17

05010994

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS

PROCESSED

SEP 09 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2848 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/7/05

ASIA FIBER PUBLIC COMPANY LIMITED

Financial Statements

For the year ended June 30, 2005
(With Comparative Figures for 2004)
and
Report of Certified Public Accountant

Horwath
บริษัท โฮร์เวิร์ธ (ประเทศไทย) จำกัด
HORWATH (THAILAND) LIMITED
Certified Public Accountants
Member Horwath International

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of Asia Fiber Public Company Limited

I have audited the balance sheet of Asia Fiber Public Company Limited as at June 30, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. The management of the Company is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2004, which are presented for comparative purposes, were audited by other auditor whose report dated August 24, 2004, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

(Apichart Sayasit)
Certified Public Accountant
Registration No. 4229

Horwath (Thailand) Limited
Bangkok
August 22, 2005

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT JUNE 30, 2005

(With Comparative Figures for 2004)

ASSETS

	Notes	In Baht 2005	In Baht 2004
CURRENT ASSETS			
Cash and cash equivalents		40,535,639	49,867,257
Short-term investment in fixed deposit		-	1,654,237
Trade account receivables - net			
- Related companies	4	99,889,558	102,008,448
- Other companies	5	168,973,964	158,525,162
Inventories - net	6	494,965,936	274,682,592
Inventories in transit	10	90,349,774	46,944,304
Other current assets		17,982,096	12,933,359
Total Current Assets		912,696,967	646,615,359
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	7	-	-
Investment in common shares of other company (general investment) - at cost	8	500,000	500,000
Property, plant and equipment - net	9, 10, 11	492,253,725	538,416,515
Other non-current assets		520,393	512,294
Total Non-Current Assets		493,274,118	539,428,809
TOTAL ASSETS		1,405,971,085	1,186,044,168

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
AS AT JUNE 30, 2005
(With Comparative Figures for 2004)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Baht 2005	2004
CURRENT LIABILITIES			
Short-term loans from financial institutions	6, 9, 10	272,965,660	55,000,000
Trade account payables		42,693,526	47,524,311
Current portion of long-term loan	9, 11	-	8,571,360
Other current liabilities		36,107,944	30,586,694
Total Current Liabilities		351,767,130	141,682,365
NON-CURRENT LIABILITY			
Long-term loan - net of current portion	9, 11	-	10,000,160
Total Liabilities		351,767,130	151,682,525
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share			
100,000,000 shares at Baht 10 par value		1,000,000,000	1,000,000,000
- Issued and paid-up share capital, common share			
45,572,498 shares at Baht 10 per share	12	455,724,980	455,724,980
Premium on share capital		369,500,000	369,500,000
Revaluation increment in land	9	247,992,763	250,082,763
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve	13	16,247,500	16,247,500
- General reserve		1,357,626	1,357,626
Deficit		(36,618,914)	(58,551,226)
Shareholders' Equity - Net		1,054,203,955	1,034,361,643
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,405,971,085	1,186,044,168

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005
(With Comparative Figures for 2004)

	Notes	In Baht 2005	2004
REVENUES			
Net sales	4	1,457,966,332	1,298,865,493
Service income		6,818,567	5,684,365
Other income	4	27,298,254	27,843,409
Total Revenues		1,492,083,153	1,332,393,267
EXPENSES			
Cost of sales		1,385,317,641	1,205,937,638
Cost of services		4,630,902	3,835,458
Selling and administrative expenses		68,066,274	67,237,983
Total Expenses		1,458,014,817	1,277,011,079
Profit before Interest Expense and Income Tax		34,068,336	55,382,188
Interest Expense		(4,410,377)	(4,138,871)
Income Tax		(7,725,647)	-
Profit from Ordinary Activities		21,932,312	51,243,317
Extraordiary Item - Gain from debt compromising	14	-	20,751,575
NET PROFIT		21,932,312	71,994,892
Basic Earnings per Share			
Profit from Ordinary Activities		0.48	1.12
Extraordiary Item		-	0.46
Net Profit		0.48	1.58

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2005

(With Comparative Figures for 2004)

	In Baht						
	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Retained Earnings: Legal Reserve	Retained Earnings: General Reserve	Deficit	Net
Balance as at July 1, 2003	455,724,180	369,500,000	250,082,763	16,247,500	1,357,626	(130,546,118)	962,365,951
Increase in share capital	800	-	-	-	-	-	800
Net profit	-	-	-	-	-	71,994,892	71,994,892
Balance as at June 30, 2004	455,724,980	369,500,000	250,082,763	16,247,500	1,357,626	(58,551,226)	1,034,361,643
Reversal of revaluation increment in land	-	-	(2,090,000)	-	-	-	(2,090,000)
Net profit	-	-	-	-	-	21,932,312	21,932,312
Balance as at June 30, 2005	455,724,980	369,500,000	247,992,763	16,247,500	1,357,626	(36,618,914)	1,054,203,955

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2005

(With Comparative Figures for 2004)

	In Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit	21,932,312	71,994,892
Adjustments to reconcile net profit to net cash provided by (used in) operating activities		
Provision for decline in value of inventories	1,000,000	500,000
Reversal of allowance for slow-moving spare parts for machinery	(64,378)	(453,898)
Depreciation	50,933,512	54,600,284
Loss (gain) on disposal of fixed assets	(1,274,534)	362,344
Dispose of spare parts for machinery	497,590	-
Unrealized gain on foreign exchange - net	(121,845)	(194,450)
Gain from debt compromising	-	(20,751,575)
Decrease (Increase) in Operating Assets:		
Trade account receivables	(8,042,117)	(14,207,790)
Inventories	(221,283,344)	8,702,659
Inventories in transit	(43,405,470)	(10,859,247)
Other current assets	(5,048,737)	(10,122,236)
Other non-current assets	(8,099)	179,054
Increase (Decrease) in Operating Liabilities:		
Trade account payables	(4,830,785)	(433,123)
Other current liabilities	5,503,503	(5,745,059)
Net Cash Provided by (Used in) Operating Activities	(204,212,392)	73,571,855
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (increase) in short-term investment in fixed deposit	1,654,237	(13,281)
Cash proceeds from sales of fixed assets	1,274,579	477,757
Purchases of fixed assets	(7,293,979)	(42,790,533)
Net Cash Used in Investing Activities	(4,365,163)	(42,326,057)

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEAR ENDED JUNE 30, 2005

(With Comparative Figures for 2004)

	In Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in short-term loans from financial instutions	217,817,457	(14,212,695)
Repayments of long-term loan	(18,571,520)	(8,571,360)
Cash proceeds from increase in share capital	-	800
Net Cash Provided by (Used in) Financing Activities	199,245,937	(22,783,255)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,331,618)	8,462,543
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	49,867,257	41,404,714
CASH AND CASH EQUIVALENTS AT END OF YEAR	40,535,639	49,867,257
Additional Cash Flow Information:		
Cash payments during the year for:		
- Interest expense	4,191,132	10,708,196
- Income tax (including withholding income tax deducted at sources)	10,374,869	157,791

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

1. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products. Total employees of the Company at the end of the years were 1,095 in 2005 and 1,180 in 2004. The employee costs for the years 2005 and 2004 amounted to Baht 176.0 million and Baht 178.2 million, respectively. The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The statutory financial statements are prepared in Thai Baht and in the Thai language in conformity with generally accepted accounting principles in Thailand. Accordingly, the accompanying financial statements are intended solely to present the financial position, result of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

For convenience of the readers, an English translation of financial statements has been prepared from the statutory Thai language financial statements, which are issued for domestic financial reporting purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and deposits at financial institutions. Cash on hand is kept for general use within the Company. Deposits in financial institutions are current accounts and short-term savings deposits that are highly liquid investments, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

Investments in Common Shares

The Company accounts for its investment in common shares of associated company by the equity method. The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

Property, Plant and Equipment

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment are calculated by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Revenue Recognition

Sales are recognized when delivery has taken place and transfer of risks and rewards has been completed. Service income is principally based on services rendered.

Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

Income Tax

The provision for income tax is based on the amount payable according to the Revenue Code. However, no income tax is payable for the year 2004 because the Company utilizes tax loss carryforwards.

Basic Earnings per Share

Basic earnings per share is determined by dividing the net profit by the weighted average number of common shares outstanding during the years (45,572,498 shares in 2005 and 45,572,471 shares in 2004).

The Company does not present dilutive earnings per share because the exercise price of warrant is higher than the fair value of common share as at June 30, 2005 and 2004.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. Those significant transactions with related companies as included in the financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at June 30, 2005 and 2004, related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associate and directorship

As at June 30, 2005 and 2004, trade account receivables from related companies consisted of:

	In Thousand Baht			
	Balance as at June 30, 2004	Increase	Decrease	Balance as at June 30, 2005
Thai Far East Co., Ltd.	107,929	2,732	3,154	107,507
T.F.E. Trading Co., Ltd.	19,395	-	71	19,324
Thai Industries Development Co., Ltd.	1,575	4,234	5,468	341
Asia Garment Co., Ltd.	324	670	923	71
Thai Sewing Industrial Co., Ltd.	138	57	195	-
Total	129,361	7,693	9,811	127,243
Less allowance for doubtful accounts	(27,353)			(27,353)
Net	102,008			99,890

The aging analysis of the above trade account receivables from related companies as at June 30, 2005 and 2004 are as follows:

	In Thousand Baht	
	2005	2004
Current to 3 months	502	3,047
Over 3 months to 6 months	-	856
Over 6 months to 12 months	523	372
Over 12 months	126,218	125,086
Total	127,243	129,361
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	99,890	102,008

As at June 30, 2005 and 2004, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 126.7 million and Baht 125.5 million, respectively (the outstanding balances from these companies as at June 30, 2005 and 2004 totalling Baht 126.8 million and Baht 127.3 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at June 30, 2005 and 2004, the Company provided an allowance for doubtful accounts totalling Baht 27.4 million. Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of such receivables.

The transactions with the related companies which included in the statements of income for the years 2005 and 2004 are as follows:

		In Thousand Baht	
	Policy of Pricing	2005	2004
Net sales	Market Price	7,190	17,451
Interest income (on delay payment from customers)	Negotiated Agreement	2,905	2,907

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

5. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at June 30, 2005 and 2004 are as follows:

	In Thousand Baht	
	2005	2004
Current to 3 months	175,273	166,951
Over 3 months to 6 months	2,486	-
Over 6 months to 12 months	-	1,669
Over 12 months	4,461	3,151
Total	182,220	171,771
Less allowance for doubtful accounts	(13,246)	(13,246)
Net	168,974	158,525

As at June 30, 2005 and 2004, the Company had long-outstanding (more than 12 months) trade account receivables totalling Baht 4.5 million and Baht 3.2 million, respectively. As at June 30, 2005 and 2004, the allowance for doubtful accounts amounted to Baht 13.2 million. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6. INVENTORIES – Net

	In Thousand Baht	
	2005	2004
Finished goods	176,247	135,394
Work in process	134,107	85,749
Raw materials	175,366	42,521
Spare parts and factory supplies	11,641	12,414
Total	497,361	276,078
Less allowance for decline in value of inventories	(1,500)	(500)
allowance for slow-moving spare parts and factory supplies	(895)	(895)
Net	494,966	274,683

7. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-Up Capital	At Cost Method	At Equity Method
2005						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
2004						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

8. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) - At Cost

	In Thousand Baht	
	2005	2004

9. PROPERTY, PLANT AND EQUIPMENT - Net

	In Thousand Baht			
	Balance as at July 1, 2004	Addition	Deduction	Balance as at June 30, 2005
At Appraised Value				
Land and improvements	265,090	-	2,090	263,000
At Cost				
Buildings and improvements	377,713	747	-	378,460
Machinery and equipment	2,043,745	969	18,540	2,026,174
Spare parts for machinery	58,354	-	498	57,856
Furniture, fixtures and office equipment	14,342	120	-	14,462
Vehicles	5,252	-	-	5,252
Machinery and equipment in transit	-	5,458	-	5,458
Total	2,764,496	7,294	21,128	2,750,662
Accumulated Depreciation				
Buildings and improvements	285,907	13,858	-	299,765
Machinery and equipment	1,913,296	36,231	18,540	1,930,987
Furniture, fixtures and office equipment	13,509	316	-	13,825
Vehicles	3,081	529	-	3,610
Total	2,215,793	50,934	18,540	2,248,187
Less allowance for slow-moving spare parts for machinery	10,286	-	64	10,222
Net	538,417			492,253

Depreciation for the years amounted to Baht 50.9 million and Baht 54.6 million in 2005 and 2004, respectively.

The Company appraised its land by following Accounting Standard No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at June 30, 2004, the Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2001). The excess of appraised value over cost Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets.

As at June 30, 2005, the Company's land is stated at the new appraised value (based on report of an independent appraisal firm dated March 23, 2005), which decreases from the old appraised value by Baht 2.1 million. As a result, the revaluation increment in land as at June 30, 2005 was Baht 248 million. The revaluation increment in land is not available for dividend distribution.

As at June 30, 2005, certain fixed assets with

a) the original costs totalling Baht 1,872.4 million fully depreciated but they are still in active use.

b) the net carrying values totaling Baht 372.7 million are mortgaged/pledged as collateral for bank overdraft line, short-term loans and long-term loan as discussed in Notes 10 and 11.

10. SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	2005	2004
Liabilities under trust receipts (interest rate at 3.75% p.a. to 5.62% p.a.)	83,149	-
Short-term loans (interest rate at 3.00% p.a. to 3.75% p.a. as at June 30, 2005 and 1.825% p.a. as at June 30, 2004)	189,817	55,000
Total	272,966	55,000

As at June 30, 2005, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 9.

Under the terms of trust receipts agreements, certain imported raw materials have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for the raw materials.

Short-term loans of Baht 189.8 million and Baht 55 million as at June 30, 2005 and 2004, respectively, are collateralized by a part of the Company's land, building, machinery and equipment as discussed in Note 9.

11. LONG-TERM LOAN

	Interest Rate (% p.a.)		In Thousand Baht	
	2005	2004	2005	2004
Loan from a local bank, repayable in 42 monthly installments starting from March 19, 2003	-	5.00	-	18,571
Less: Current portion of long-term loans			-	(8,571)
Net			-	10,000

As at June 30, 2004, this loan is collateralized by a portion of the Company's machinery and equipment as discussed in Note 9. However, in September 2004, the Company early repaid the entire outstanding loan to such local bank.

12. SHARE CAPITAL

At the extraordinary shareholders meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In October 2003 and July 2002, two shareholders exercised their warrants to purchase 80 and 78 common shares, respectively, at the price of Baht 10 par value.

ASIA FIBER PUBLIC COMPANY LIMITED

13. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

14. EXTRAORDINARY ITEM

On October 4, 2000, a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. On October 9, 2003, such local financial institution and the Company agreed to compromise defaulted debt of the Company (consisting of principal debt of Baht 25 million and accrued interest of Baht 26.4 million). Subsequently, on October 14, 2003, the Company settled this debt with a gain of Baht 20.8 million, which was shown as an extraordinary item in the statement of income for the year ended June 30, 2004.

15. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. Management, based on the Company's current financial position and results of operations and its forecasted financial information, believes that at present the Company has no such risk.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk. As at June 30, 2005, the unhedged foreign currency receivables amounted to U.S. Dollars 1.0 million.

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investment in fixed deposit, accounts receivable and payable, and short-term loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

16. SEGMENTATION OF BUSINESS

	For the year ended June 30, 2005 (In Thousand Baht)		
	Local	Export	Total
Net sales	695,464	762,502	1,457,966
Service income	6,819	-	6,819
Total	702,283	762,502	1,464,785
Cost of sales	669,413	715,905	1,385,318
Cost of services	4,631	-	4,631
Total	674,044	715,905	1,389,949
Gross profit	28,239	46,597	74,836
Other income			27,298
Selling and administrative expenses			(68,066)
Interest expense			(4,410)
Income tax			(7,726)
Net profit			21,932
Fixed assets			492,253
Others			913,718
Total assets			1,405,971

	For the year ended June 30, 2004 (In Thousand Baht)		
	Local	Export	Total
Net sales	618,333	680,533	1,298,866
Service income	5,684	-	5,684
Total	624,017	680,533	1,304,550
Cost of sales	564,906	641,032	1,205,938
Cost of services	3,835	-	3,835
Total	568,741	641,032	1,209,773
Gross profit	55,276	39,501	94,777
Other income			27,843
Selling and administrative expenses			(67,238)
Interest expense			(4,139)
Gain from debt compromising			20,752
Net profit			71,995
Fixed assets			538,417
Others			647,627
Total assets			1,186,044

17. OTHERS

As at June 30, 2005, the Company had

a) unused letter of credit amounting to Baht 30.1 million.

b) letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1 million.